Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated November 17, 2009, by and among Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), RTM Acquisition Company, a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Purchaser”), and Trimeris, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning given them in the Agreement and Plan of Merger, dated October 2, 2009, among the Parent, the Purchaser and the Company (the “Merger Agreement”).

WHEREAS, pursuant to Section 8.4 of the Merger Agreement, the Merger Agreement may be amended by a written instrument signed by the parties to the Merger Agreement; and

WHEREAS, the Board of Directors of the Parent, the Purchaser and the Company view it to be advisable, desirable and in the best interests of the Parent, the Purchaser and the Company, respectively, to amend the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing, the agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Amendment to Section 1.1(b). The first sentence of Section 1.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The initial expiration date of the Offer shall be December 28, 2009.”

2. Amendment to Section 8.1(b). Section 8.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) by either the Parent or the Company at any time prior to the Acceptance Time and after January 31, 2010 (the “Outside Date”) if the Acceptance Time shall not have occurred on or before the Outside Date (provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the Outside Date); or”

3. Escrow Deposit. Notwithstanding anything to the contrary in the Merger Agreement, the parties hereby agree that contemporaneously with the execution of this Amendment, as a condition of the willingness of the Company to enter into this Amendment and as a condition of the effectiveness of this Amendment, each of the Parent and the Company has executed and delivered to the Company the joint instruction letter attached as Exhibit A hereto (the “Joint

Instruction Letter”). Each of the Parent, the Purchaser and the Company acknowledges and agrees that the Company is hereby authorized and entitled to unilaterally deliver such Joint Instruction Letter to the Escrow Agent immediately and such Joint Instruction Letter shall satisfy the Joint Instruction pursuant to Section 3(a)(ii) of the Escrow Agreement entitling the Company to payment of the Escrow Funds (as defined in the Escrow Agreement) in all respects. Each of the Parent and the Purchaser agrees that it shall not, directly or indirectly, take or cause to be taken any action that could be expected to delay, impair or prevent the delivery of the Joint Instruction Letter to the Escrow Agent by the Company as contemplated by this Amendment, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action, and any breach of this sentence shall make void ab initio this Amendment and permit the Company to immediately terminate the Merger Agreement under Section 8.1(i) and receive immediate payment of the entire Escrow Deposit (as defined in the Merger Agreement) and all interest thereon.

4. Closing. The Purchaser and the Parent agree that the conditions to the Purchaser’s obligation to accept for payment and pay for any shares of Company Common Stock tendered pursuant to the Offer set forth in clauses (c)(ii), (c)(iii) (except with respect to a breach by the Company of its obligations under Section 5.1(a) of the Merger Agreement) and (c)(iv) of Annex I to the Merger Agreement have been completely and forever satisfied as of 5:00 p.m. New York City time on the date hereof and irrevocably waive compliance with such conditions at the close of the Offer as extended hereby.

5. No Further Amendment. Except to the extent expressly modified by this Amendment, all of the provisions of the Merger Agreement shall remain in full force and effect, without modification or amendment and are ratified in all respects, including the provisions of Section 6.7 of the Merger Agreement, which apply expressly to this Amendment and all actions taken in respect hereof. This Amendment is limited by its terms and does not and shall not serve to amend or waive any provision of the Merger Agreement, or any performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition of the Merger Agreement, except as expressly provided for in this Amendment.

6. Corporate Authority. Each of the Parent and the Purchaser represents that the execution and delivery of this Amendment and the consummation of the transactions contemplated by this Amendment by the Parent and the Purchaser have been duly authorized by all necessary corporate action on the part of each of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and constitutes the valid and binding obligation of each of the Parent and the Purchaser.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

8. Counterparts and Signature. This Amendment may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

ARIGENE CO., LTD.

By:	/S/ SANG BAEK PARK
Name:	Sang Baek Park
Title:	CEO

RTM ACQUISITION COMPANY

By:	/S/ SANG BAEK PARK
Name:	Sang Baek Park
Title:	CEO

TRIMERIS, INC.

By:	/S/ MARTIN A. MATTINGLY
Name:	Martin A. Mattingly
Title:	CEO

EXHIBIT A

November 17, 2009

The Bank of New York Mellon Corporate Trust - Escrow

101 Barclay Street, 8W

New York, NY 10286

RE: Notice of Distribution of Escrow Funds

To Whom It May Concern:

We reference that certain Escrow Agreement (the “Escrow Agreement”), dated as of October 1, 2009, by and among Arigene Co., Ltd. (“Arigene”), Trimeris, Inc. (the “Company”) and Bank of New York Mellon Corporate Trust as Escrow Agent (the “Escrow Agent”). Capitalized terms used but not defined in this notice have the meanings given to them in the Escrow Agreement.

This letter constitutes written instructions pursuant to Section 3(a)(ii) of the Escrow Agreement, jointly executed by both Arigene and the Company, directing the Escrow Agent to disburse immediately the Escrow Funds to the Company pursuant to the wire instructions set forth on Schedule I hereto.

Sincerely,

ARIGENE CO., LTD.	TRIMERIS, INC.

By:	By:
Name:	Name:
Title:	Title:

cc:	John B. Watkins, Wilmer Cutler Pickering Hale and Dorr LLP
Leib Orlanski, K&L Gates LLP